UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

NOMAD FOODS LIMITED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, no par value

(Title of Class of Securities)

G6564A105

(CUSIP Number of Class of Securities)

Samy Zekhout

Chief Financial Officer

No. 1 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+(44) 208 918 3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Flora Perez, Esq.

Laurie L. Green, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301

(954) 765-0500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$500,000,000	$64,900

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $500,000,000 in aggregate of up to 21,737,130 ordinary shares, no par value, of the Company at the minimum tender offer price of $23.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $64,900	Filing Party: Nomad Foods Limited
Form or Registration No.: Schedule TO	Date Filed: August 11, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2020, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) and Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO filed with the Commission on September 3, 2020 and September 10, 2020, respectively (as it may be further amended or supplemented from time to time, the “Schedule TO”), related to the offer by Nomad Foods Limited, a company limited by shares and incorporated under the laws of the British Virgin Islands (the “Company”), to purchase for cash up to $500 million of its ordinary shares, no par value (the “shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $23.00 and not more than $25.50 per share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 11, 2020 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO.

Capitalized terms used but not defined in this Amendment No. 3 have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Based on the final count by the depositary for the Offer, a total of 18,061,952 ordinary shares were validly tendered and not validly withdrawn at or below the price of $25.50 per share. The Company accepted all of these shares for purchase at the purchase price of $25.50 per share, for a total cost of $460,579,776, excluding fees and expenses related to the Offer. A total of 876,207 shares tendered through the guaranteed delivery process have not yet been delivered as required under the terms of the Offer. The total of 18,061,952 shares accepted for payment represents approximately 9.2% of the Company’s total outstanding ordinary shares as of September 10, 2020. The depositary for the Offer will promptly pay for the shares accepted for purchase pursuant to the Offer. Payment for shares purchased will be made in cash, without interest, but subject to applicable withholding taxes. This Amendment No. 3 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3. You should read this Amendment No. 3 together with Amendment No. 1, Amendment No. 2, the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

The Offer to Purchase is hereby amended and supplemented as follows:

Item 11. Additional Information

Item 11 is hereby amended and supplemented by adding the following:

“On September 14, 2020, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 pm, New York City time, on September 9, 2020. A copy of the press release is filed as Exhibit (a)(5)(D) hereto and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D) Press release dated September 14, 2020, announcing the final results of the tender offer.

Exhibit Number	Description

(a)(1)(A)✓	Offer to Purchase, dated August 11, 2020.

(a)(1)(B)✓	Letter of Transmittal.

(a)(1)(C)✓	Notice of Guaranteed Delivery.

(a)(1)(D)✓	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 11, 2020.

(a)(1)(E)✓	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 11, 2020.

(a)(2)	Not Applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued August 6, 2020 (incorporated by reference to Exhibit 99.3 to the Form 6-K, furnished on August 6, 2020).

(a)(5)(B)✓	Press release, issued August 11, 2020, announcing the commencement of the Tender Offer.

(a)(5)(C) ✓	Press release, issued September 10, 2020, announcing the preliminary results of the Tender Offer.

(a)(5)(D) ✓✓	Press release, issued September 14, 2020, announcing the final results of the Tender Offer.

(b)	Not applicable.

(c)	None.

(d)(A)*	Service Agreement, dated May 1, 2020, between Nomad Foods Europe Limited, Stéfan Descheemaeker and Nomad Foods Limited (incorporated by reference to Exhibit 99.1 of the Form 6-K, furnished on May 5, 2020).

(d)(B)*	Service Agreement, dated February 15, 2018, between Nomad Foods Europe Limited, Samy Zekhout and Nomad Foods Limited (incorporated by reference to Exhibit 4.7 of the Form 20-F, filed on March 22, 2018).

(d)(C)*	Nomad Foods Limited Amended and Restated Long-Term 2015 Incentive Plan (incorporated by reference to Exhibit 4.4 of the Form 20-F, filed on February 27, 2020).

(d)(D)*	Nomad Foods Limited Long Term 2015 Incentive Plan Restricted Share Unit Agreement (incorporated by reference to Exhibit 4.5 of the Form 20-F, filed on February 27, 2020).

(d)(E)*✓	Form of Director Indemnification Agreement.

(d)(F)	Registration Rights Agreement, dated June 1, 2015, among Nomad Holdings Limited, Birds Eye Iglo Limited Partnership Inc, Mariposa Acquisition II, LLC, TOMS Acquisition I LLC, TOMS Capital Investments LLC and funds managed by Pershing Square (incorporated by reference to Exhibit 4.1 of the Form F-1, filed on November 24, 2015).

(d)(G)	Share Sale and Purchase Agreement, dated October 29, 2015, among Liongem Sweden 1 AB, Iglo Foods Group Limited and Nomad Foods Limited (incorporated by reference to Exhibit 2.2 of the Form F-1, filed on November 24, 2015).

(d)(H)	Irrevocable Proxy Agreement, dated January 7, 2019, among Noam Gottesman, Guy Weltsch, Alejandro San Miguel and Anup Patel (incorporated by reference to Exhibit 99.A to the Schedule 13D/A, filed by Noam Gottesman, TOMS Acquisition I LLC, TOMS Capital Investments LLC, Guy Weltsch, Alejandro San Miguel and Anup Patel on January 7, 2019).

(d)(I)	Irrevocable Proxy Agreement, dated January 7, 2019, among Martin E. Franklin, Tasburgh LLC, Powder Horn Hill Partners II, LLC and The Desiree DeStefano Revocable Trust (incorporated by reference to Exhibit 99.B to the Schedule 13D/A, filed by Martin E. Franklin, the Martin E. Franklin Revocable Trust, Mariposa Acquisition II, LLC, Ian G.H. Ashken, Tasburgh, LLC, James E. Lillie, Powder Horn Hill Partners II, LLC, Desiree A. DeStefano and the Desiree A. DeStefano Revocable Trust on January 7, 2019).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Management contract or executive compensation plan or arrangement

✓	Previously filed
✓✓	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nomad Foods Limited

Date: September 14, 2020	By:	/s/ Samy Zekhout
Name: Samy Zekhout
Title: Chief Financial Officer